Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce results of Tasiast Phase Two and Round Mountain Phase W feasibility studies on September 18, 2017

Toronto, Ontario, September 7, 2017 – Kinross Gold Corporation (TSX:K; NYSE:KGC) will release the results of the Tasiast Phase Two and Round Mountain Phase W feasibility studies on Monday, September 18, 2017 before market open.

Kinross' management team will hold a conference call and webcast on the same day at 10:00 a.m. ET to discuss details of the studies. The call-in numbers are as follows:

Conference call details

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

UK toll-free: 0808-101-2791

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 1683 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 1683 followed by #.

You may also access the presentation and question and answer session on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com